SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Bloomberg, Samuel (Last) (First) (Middle) 40 Pequot Way (Street) Canton, MA 02021 (City) (State) (Zip) United States	2. Issuer Name and Ticker or Trading Symbol Tweeter Home Entertainment Group, Inc. TWTR 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) July 2002 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Chairman
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	07/12/2002	X |	7,549 | A | $8.5000		D
Common Stock	07/12/2002	X |	24,704 | A | $8.5000	947,719	D
Common Stock				14,454	I	By Spouse
Common Stock				67,025	I	By Trust For Child

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Bloomberg, Samuel - July 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Options 7/16/98	$8.5000	07/12/2002	X |	(D) 7,549	07/16/1999 | Varies (1)	Common Stock - 7,549	$8.5000		D
Stock Options 7/16/98	$8.5000	07/12/2002	X |	(D) 24,704	07/16/1999 | Varies (1)	Common Stock - 24,704	$8.5000	13,823	D
Stock Options 02/01/1997 10%	$3.5500				02/01/1997 | 12/31/2005	Common Stock - 26,700		26,700	D
Stock Options 6/27/2000	$23.8750				06/27/2001 | Varies (1)	Common Stock - 35,000		35,000	D
Stock Options 7/28/1999	$16.0625				07/28/2000 | Varies (1)	Common Stock - 50,000		50,000	D
Stock Options 9/1/1997 10%	$4.0400				09/01/1997 | 12/31/2005	Common Stock - 105,780		105,780	D
Stock Options 9/27/2001	$12.9700				09/27/2002 | Varies (1)	Common Stock - 42,000		42,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ 07-29-2002 ** Signature of Reporting Person Date /s/ Joseph McGuire Attorney-in-fact Samuel Bloomberg Page 2 SEC 1474 (3-99)

Bloomberg, Samuel - July 2002
Form 4 (continued)
FOOTNOTE Descriptions for Tweeter Home Entertainment Group, Inc. TWTR

Form 4 - July 2002

Samuel Bloomberg
40 Pequot Way

Canton, MA 02021
Explanation of responses:

 (1)   The options vest over 3 years, 30%,30% and 40%, respectively. The expiration date is 3 years after the vesting date.

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